Transparent Path LLC
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 1,214	$ 9,825
Total current assets	1,214	9,825
Total assets	$ 1,214	$ 9,825
LIABILITIES AND MEMBERS'DEFICIT		
Credit Cards at Assoiciated Bank	$ 6,530	$ 4,751
Other current liabilites	2,500	-
Total current liabilities	9,030	4,751
Loan Kurtz	4,609	4,323
Loan Weaver	16,144	16,144
Total long-term liabilities	20,753	20,467
Total liabilities	29,783	25,218
Commitments and contingencies	-	-
Accumulated deficit	(28,569)	(15,393)
Total members' deficit	(28,569)	(15,393)
Total liabilities and members' deficit	$ 1,214	$ 9,825